

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 21, 2015

Via E-mail
John D. Idol
Chairman and Chief Executive Officer
Michael Kors Holdings Ltd.
33 Kingsway
London, United Kingdom
WC2B 6UF

> **Re:** **Michael Kors Holdings Ltd.**
> **Form 10-K for Fiscal Year Ended March 28, 2015**
> **Filed May 27, 2015**
> **File No. 001-35368**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 16, 2015**
> **File No. 001-35368**

Dear Mr. Idol:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 28, 2015

Results of Operations, page 31

1. We note the statement on page 32 that non-comparable store sales growth "was primarily attributable to operating 121 additional stores since March 29, 2014 and sales from our e-commerce site." In future filings where you attribute material changes to multiple reasons, please quantify the approximate proportion attributed to each reason. Please provide draft disclosure and confirm that future filings will address year-over-year changes in e-commerce sales to the extent they are material to you.

Definitive Proxy Statement on Schedule 14A

2.	We note the statement on page 28 that you purchased an aircraft for $16.5 million from a related party. However, we note the Aircraft Time Sharing Agreements filed as Exhibits 10.19 and 10.20, which appear to cover the personal use of the aircraft, state that the registrant is the "lessee" of the aircraft. Please clarify in future filings the material terms of the arrangement between you and the related party from whom you acquired possession, command and control of the aircraft. In addition, please clarify the material terms associated with the personal use of the aircraft. Please provide draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc:	Krista A. McDonough
	Vice President, Deputy General Counsel